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INDEPENDENT AUDITORS' CONSENT

Merrill Lynch Municipal Bond Fund, Inc.:

  We consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated August 15, 1997 appearing in the annual report to shareholders of the Merrill Lynch Municipal Bond Fund, Inc. for the year ended June 30, 1997, which is included in the Merrill Lynch Municipal Bond Fund, Inc. Statement of Additional Information dated October 7, 1997, and to the references to us under the captions "Comparison of the State Funds and Limited Maturity Portfolio--Financial Highlights" and "Experts" appearing in the Proxy Statement and Prospectus, which is part of such Registration Statement.

Deloitte & Touche LLP
Princeton, New Jersey

November 24, 1997